Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, Maryland 20850

July 7, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rexahn Pharmaceuticals, Inc. Registration Statement on Form S-3 (File No. 333-218285) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Rexahn Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare the Registration Statement effective as of 5:00 p.m., Eastern Daylight Time, on July 11, 2017, or as soon thereafter as possible.

Please feel free to direct any questions or comments concerning this request to William Intner of Hogan Lovells US LLP at (410) 659-2778.

Very truly yours,

Rexahn Pharmaceuticals, Inc.

/s/ Tae Heum Jeong
By:	Tae Heum Jeong
Title:	Senior Vice President and Chief Financial Officer